

19010919

# ANNUAL AUDITED REPORT
## FORM X-17A-5 /A
## PART III

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |

Estimated average burden
hours per response......12.00

OCT

Washington DC

| SEC FILE NUMBER |
| 8-30417 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 ____ AND ENDING June 30, 2019
_____MM/DD/YY_____MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite 101
_____
(No. and Street)

Grasonville _____ MD _____ 21638
(City) _____ (State) _____ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest O. Brittingham, Jr. _____ (410) 827-4005
_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, Inc.
_____
(Name – if individual, state last, first, middle name)

| 955 Mount Hermon Rd. | Salisbury | MD | 21804 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr._____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
International Money Management Group, Inc._____ , as
of June 30_____, 20 19_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                        _____
                                                    Signature

                                        President
                                        _____
                                                    Title

_____
              Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh



CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
International Money Management Group, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. (a Maryland corporation) as of June 30, 2019 and 2018, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Money Management Group as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of International Money Management Group's management. Our responsibility is to express an opinion on International Money Management Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Money Management Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Auditors' Report on Supplemental Information

The supplemental information listed below and the related notes to the supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements.

- Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
- Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)
- Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)

The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*TDM Group, LLC*

We have served as International Money Management Group, Inc.'s auditor since 2007.

Salisbury, Maryland

August 22, 2019

(except for Note 1 to the supplemental schedules,
as to which the date is October 1, 2019)



## INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
## STATEMENTS OF FINANCIAL CONDITION
### As of June 30, 2019 and 2018

|  | 2019 |  | 2018 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and cash equivalents | $ 36,802 | $ | 73,733 |
| Deposits with clearing organizations | 50,000 | | 50,000 |
| Commissions receivable | 20,747 | | 22,814 |
| Service fees receivable | 43,873 | | 44,952 |
| Other assets | 12,883 | | 12,895 |
| Deferred tax asset | 6,210 | | 6,248 |
| **Total assets** | $ 170,515 | $ | 210,642 |
| | | | |
| **LIABILITIES** | | | |
| Commissions payable | $ 14,843 | $ | 48,737 |
| Service fees payable | 30,711 | | 31,467 |
| Due to affiliate - BIC | 32,572 | | 38,140 |
| **Total liabilities** | 78,126 | | 118,344 |
| | | | |
| **STOCKHOLDER'S EQUITY** | | | |
| Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding | $ 13,555 | $ | 13,555 |
| Additional paid-in capital | 74,443 | | 74,443 |
| Retained earnings | 4,391 | | 4,300 |
| **Total stockholder's equity** | 92,389 | | 92,298 |
| | | | |
| **Total liabilities and stockholder's equity** | $ 170,515 | $ | 210,642 |

*The Notes to Financial Statements are an integral part of these statements*

# INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
## STATEMENTS OF INCOME
### For the Years Ended June 30, 2019 and 2018

|  | 2019 | 2018 |
|---|---|---|
| **REVENUES** |  |  |
| Mutual fund | $ 275,314 | $ 320,308 |
| Stock and bond | 167,927 | 267,652 |
| Variable annuity and pension | 45,311 | 60,789 |
| Life insurance | 562 | 1,848 |
| FDIC Fees | 16,097 | 11,111 |
| **Total revenues** | 505,211 | 661,708 |
|  |  |  |
| **EXPENSES** |  |  |
| Commissions and bonuses | 214,476 | 356,268 |
| Overhead | 210,492 | 214,492 |
| Licensing and insurance | 2,143 | 8,696 |
| Professional fees | 14,062 | 8,348 |
| Clearing | 64,602 | 74,219 |
| Miscellaneous | 300 | 300 |
| **Total expenses** | 506,075 | 662,323 |
|  |  |  |
| **OTHER INCOME** |  |  |
| Interest, net | 227 | 712 |
| Miscellaneous | 766 | - |
| **Total other income** | 993 | 712 |
|  |  |  |
| **Net Income Before Income Taxes** | 129 | 97 |
|  |  |  |
| Provision for income tax (expense) benefit | (38) | 1,046 |
|  |  |  |
| **NET INCOME** | $ 91 | $ 1,143 |

*The Notes to Financial Statements are an integral part of these statements*

**INTERNATIONAL MONEY MANAGEMENT GROUP, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Years Ended June 30, 2019 and 2018**

| | Capital stock | | Additional paid-in capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances, June 30, 2017 | 271,136 | $ 13,555 | $ 74,443 | $ 3,157 | $ 91,155 |
| Net income | - | - | - | 1,143 | 1,143 |
| Balances, June 30, 2018 | 271,136 | $ 13,555 | $ 74,443 | $ 4,300 | $ 92,298 |
| Net income | - | - | - | 91 | 91 |
| Balances, June 30, 2019 | 271,136 | $ 13,555 | $ 74,443 | $ 4,391 | $ 92,389 |

*The Notes to Financial Statements are an integral part of these statements*

## INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
## STATEMENTS OF CASH FLOWS
### For the Years Ended June 30, 2019 and 2018

|  | 2019 | 2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 91 | $ 1,143 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Provision for income taxes | 38 | (1,046) |
| Decrease (increase) in commissions receivable | 2,067 | (1,845) |
| Decrease (increase) in service fees receivable | 1,079 | (1,829) |
| Decrease (increase) in other assets | 12 | (8,618) |
| Increase (decrease) in commissions payable | (33,894) | 12,943 |
| Increase (decrease) in service fees payable | (756) | 1,281 |
| Increase (decrease) in due to affiliate - BIC | (5,568) | 2,706 |
| Net cash (used in) provided by operating activities | (36,931) | 4,735 |
| Net (decrease) increase in cash | (36,931) | 4,735 |
| Cash, beginning of fiscal year | 73,733 | 68,998 |
| Cash, end of fiscal year | $ 36,802 | $ 73,733 |

*The Notes to Financial Statements are an integral part of these statements*

## INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
## STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
### For the Years Ended June 30, 2019, 2018 and 2017

| | |
|---|---:|
| Subordinated borrowings at July 1, 2017 | $ - |
| Increases (decreases) in subordinated borrowings | - |
| Subordinated borrowings at June 30, 2018 | $ - |
| Increases (decreases) in subordinated borrowings | - |
| Subordinated borrowings at June 30, 2019 | $ - |

*The Notes to Financial Statements are an integral part of these statements*

11

# NOTES TO FINANCIAL STATEMENTS

**Note 1. The Company and its Significant Accounting Policies**

### Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

### Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

### Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

### Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

### Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

### Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2019 and 2018 there was an officer commission payable included in commissions payable of $506 and $17,687, respectively. Officers' commission expense totaled $12,818 and $108,908 for the years ended June 30, 2019 and 2018, respectively.

# NOTES TO FINANCIAL STATEMENTS

**Note 1. The Company and Its Significant Accounting Policies (Continued)**

### Commission Revenues

The Company earns commissions that are transaction based and are recognized at the point in time that the transaction is executed, i.e. the trade date.

### Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2019 and 2018, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

### Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Stockholder's equity is unchanged due to these reclassifications.

**Note 2. Due To/From Affiliate**

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2019 and 2018 was $210,492 and $214,492, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2019 and 2018 of $32,572 and $38,140, respectively.

**Note 3. Related Parties**

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries.

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Council, Inc. Bayview Investment Council, Inc. is owned 50% by Ernest Brittingham and 50% by Wayne Humphries.

**Note 4. Income Taxes**

The components of the provision (benefit) for income tax for the year ended June 30, 2019 and 2018 are as follows:

|  | 2019 | 2018 |
|---|---|---|
| Current income taxes: | $ -0- | $ -0- |
| Income tax receivable: | -0- | -0- |
| Deferred income taxes: | 38 | (1,046) |
| Income tax provision (benefit) | $ 38 | $ (1,046) |

The components of net deferred income tax are as follows at June 30, 2019 and 2018.

|  | 2019 | 2018 |
|---|---|---|
| Deferred tax asset: Current: |  |  |
| Commission and service fee payables | $ 13,324 | $ 23,459 |
| Net operating loss carryforward | 15,556 | 6,382 |
|  | $ 28,880 | $ 29,841 |
| Deferred tax liability: Current: |  |  |
| Commission and service fee receivables | $ (22,670) | $ (23,593) |
|  | $ (22,670) | $ (23,593) |
| Reflected in the balance sheet as a: |  |  |
| Net current deferred tax asset | $ 6,210 | $ 6,248 |

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

## Note 4. Income Taxes (Continued)

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2019.

The Company's Federal and Maryland tax returns for tax years 2016, 2017, and 2018 are subject to examination, generally for three years after they are filed.

At June 30, 2019 and 2018, the Company had $53,184 and $21,819, respectively, of net operating loss carryforwards for income tax purposes. The net operating loss that occurred prior to December 31, 2017, will expire in 2036. Any deductions from income will be allowed at 100% until fully used. Any net operating losses occurring after January 1, 2018, will be deducted at 80% and carried forward indefinitely. The prior to December 31, 2017 balance of $21,819 will be carried forward to future tax years estimating deferred federal tax asset of $4,582 and deferred state tax asset of $1,800. The balance occurring after January 1, 2018 of $31,365 will be carried forward to future tax years estimating deferred federal tax asset of $6,587 and deferred state tax asset of $2,587.

## Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2019, the Company had net capital of $64,490 which was $59,282 in excess of its required amount of $5,208.

## Note 6. Subsequent Events

The Company has evaluated subsequent events through August 22, 2019, the date the financial statements were available to be issued.

SUPPLEMENTAL FINANCIAL INFORMATION

**INTERNATIONAL MONEY MANAGEMENT GROUP, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
As of June 30, 2019

**Net capital**
    Total stockholders' equity          $      92,389

**Deductions:**
  Non-allowable assets:
    Service fees, net          8,766
    Other assets          19,133
      Total non-allowable assets          27,899

**Net capital**          $      64,490

**Aggregate indebtedness**
  Items included in statement of financial position:
    Commissions payable          $      14,843
    Service fees payable          30,711
    Due to affiliate          32,572
    Income taxes payable          -
      Total aggregate indebtedness          $      78,126

**Computation of required net capital**

Minimum net capital required; 6-2/3% of aggregate debt $5,208
  or $5,000, whichever is greater          $      5,208

*See Report of Independent Registered Public Accounting Firm*

**INTERNATIONAL MONEY MANAGEMENT GROUP, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
As of June 30, 2019 and 2018

|  | 2019 | 2018 |
|---|---|---|
| Customer funds held in excess | $ - | $ - |
| Amount in reserve bank account | $ - | $ - |

*See Report of Independent Registered Public Accounting Firm*

## Schedule III
## INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
### As of June 30, 2019

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

*See Report of Independent Registered Public Accounting Firm*

## NOTES TO SUPPLEMENTAL SCHEDULES

**Note 1. Reconciliation of Schedule I**

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2019.

| | | |
|---|---|---|
| Net capital per June 30, 2019 FOCUS report | $ | 62,874 |
| Year-end adjustments | | 1,616 |
| Net capital per Schedule I | $ | 64,490 |

*Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, there are no material differences with regard to the above reconciliation and the Focus report for the period ended June 30, 2019.*

*Note: The above reconciliation was revised on October 1, 2019 to reflect the reconciliation of the audited computation of net capital to the original FOCUS filing. The audited computation of net capital remains unchanged.*

OTHER INFORMATION

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh



CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors and Stockholders
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*TGM Group LLC*

Salisbury, Maryland
August 22, 2019



**International Money Management Group, Inc.** - Investment Bankers - Member FINRA - SIPC
Wells Cove
110 Channel Marker Way, Suite 101
Grasonville, MD 21638
Phone: (410) 827-4005   Fax: (410) 827-0797

**\*\*Statement Regarding Exemption Report Under Rule 15c3-3\*\***

July 17, 2019

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most previous fiscal year without exception.

Ernest (Chip) O. Brittingham, Jr.
President
(410) 827-4005 chip@immgki.com

JTL (Rule15c-3ExemptionStatement07-17-19.docx)

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh



CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON THE GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by International Money Management Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating International Money Management Group Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. International Money Management Group Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019. As a result of one year-end adjusting journal entry, the revenue as reported on the audited Form X-17A-5 for the year ended June 30, 2019 is $40 less than the total revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. As a result of one year-end adjusting journal entry, the adjustments reported in Form SIPC-7 are $40 more than the year-end supporting schedules.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Due to a clerical error in the general assessment calculation, the total assessment paid for the year was $4.40 more than the recalculation.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment applied.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on International Money Management Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC
Salisbury, Maryland
August 22, 2019



INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2019

# CONTENTS

I.     REQUIRED COMMUNICATIONS TO THOSE
        CHARGED WITH GOVERNANCE

*Herbert J. Geary III*
*Corey N. Duncan*
*Roy J. Geiser*
*Chris A. Hall*
*Ronald W. Hickman*
*Craig A. Walter*
*Mark A. Welsh*



CERTIFIED PUBLIC ACCOUNTANTS
**www.tgmgroupllc.com**

August 22, 2019

To the Board of Directors
International Money Management Group, Inc.

In connection with our audit of the financial statements and supplemental information of
International Money Management Group, Inc. for the years ended June 30, 2019 and 2018,
we have issued our report thereon dated August 22, 2019. Professional standards require
that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In
accordance with the terms of our engagement letter, we will advise management about the
appropriateness of accounting policies and their application. The Company's significant
accounting policies are disclosed in the notes to the financial statements as required by
generally accepted accounting principles pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934. No new accounting policies were adopted and the application of
existing policies was not changed during 2019. We noted no transactions entered into by the
Company during the year for which accounting policies are controversial or for which there
is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the
portrayal of the Company's financial condition and results and require management's most
difficult, subjective, or complex judgments, often as a result of the need to make estimates
about the effects of matters that are inherently uncertain. The critical accounting policies
used by International Money Management Group, Inc. in its 2019 financial statements are
described in Note 1 to the financial statements and relate to the policies the Company uses to
account for commissions revenue, commissions receivable and payable, service fees, related
party transactions, income taxes and net capital requirements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management
and are based on management's knowledge and experience about past and current events and
assumptions about future events. Critical accounting estimates are estimates for which (1) the
nature of the estimate is material due to the levels of subjectivity and judgment necessary to

account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on the financial condition or operating performance is material.

The Company's critical accounting estimate affecting the financial statements was:

> Management's estimate of the service fee receivables and payables relate to trailing fees from direct mutual fund business and are recorded when deemed earned and payable to representatives. We evaluated the key factors and assumptions used to develop the service fees receivable and payable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

## Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

## Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

## Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statements and the related disclosures are in conformity with generally accepted accounting principles. We noted no bias in management's judgment reflected in the financial statements or the related disclosures regarding the company's significant accounting policies and practices. We proposed no adjustments to the related disclosures that management did not make. We noted no estimates that indicate possible management bias.

## Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial and to communicate accumulated misstatements to management. We did not identify any misstatements, other than those that are clearly trivial, as a result of our auditing procedures and there are no uncorrected misstatements.

## Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you our opinion on the financial statements, the basis for opinion, and the supplemental information.

## Exceptions to Exemption Provisions

In connection with our review of the Company's Statement Regarding Exemption Report Under Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

## Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

## Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

## Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental schedules and notes to the supplemental schedules that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

6

This information is intended solely for the use of the Board of Directors and management of International Money Management Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

*JSM Group LLC*

Salisbury, Maryland

II.     COMMUNICATION RELATED TO INTERNAL CONTROL OVER
                      FINANCIAL REPORTING

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh



CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

August 22, 2019

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money
Management Group, Inc. as of and for the year ended June 30, 2019, we considered the
company's internal control in order to determine auditing procedures that are appropriate in
the circumstances for the purpose of expressing an opinion on the financial statements and
not to provide assurance on internal control.

A control deficiency exists when the design or operation of a control does not allow
management or employees, in the normal course of performing their assigned functions, to
prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control
over financial reporting that is less severe than a material weakness, yet important enough to
merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over
financial reporting, such that there is a reasonable possibility that a material misstatement of
the company's annual or interim financial statements will not be prevented or detected on a
timely basis. We did not identify any control deficiencies that we believe to be material
weaknesses.

This letter is intended solely for the information and use of the Board of Directors and
management of International Money Management Group, Inc. and is not intended to be, and
should not be, used by anyone other than these specified parties.

Very truly yours,

*TGM Group LLC*

Salisbury, Maryland

III.   LETTER CONFIRMING THE FIRM'S INDEPENDENCE

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh



CERTIFIED PUBLIC ACCOUNTANTS
**www.tgmgroupllc.com**

August 22, 2019

Board of Directors
International Money Management Group, Inc.

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any relationships as of July 1, 2018 and through August 22, 2019 that are relevant to our audit of the Company's financial statements and internal control over financial reporting for the year ending June 30, 2019.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company.

This letter is intended solely for the use of the Board of Directors and management of International Money Management Group, Inc. in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

*TGM Group LLC*

Salisbury, Maryland